Mail Stop 6010

June 22, 2005


Carmine T. Oliva
President and Chief Executive Officer
Emrise Corporation
9485 Haven Avenue, Suite 100
Rancho Cucamonga, California 91730

Re:	Emrise Corporation
	Amendment No. 3 to Registration Statement on Form S-1
      Filed June 17, 2005
	File No. 333-122394

Dear Mr. Oliva:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

January 2005 Private Placement of Common Stock and Warrants, page
98

1. We note your response to prior comment 3. Please tell us how you are accounting for and valuing the registration rights agreement.
Refer to EITF 00-19 and 05-04 and SFAS 129 and 133 as applicable.
Cite the accounting upon which you relied.

Report of the Independent Auditors - Pascall Electronic (Holdings) Limited, page F-63

2. We note that you amended your U.S. GAAP reconciliation included in
Note 29.  Have your auditors discuss the consideration of SAS No.
1,
Section 530, Dating of the Independent Audit Report.

Note 29. Summary of Certain Difference between Accounting
Principles
Generally Accepted in the United Kingdom and the United States of
America, page F-90

3. We note your response to prior comment 7. With regard to adjustment (c), we note that under U.S. GAAP you would have been required to recognize as net period pension cost the required contribution for the period and any contributions due and unpaid would have been reflected as a liability of the company. Please tell us where this is reflected in the U.S. GAAP reconciliation. Your reconciliation to U.S. GAAP should allow the reader to determine the amount of each adjustment to each line item of the financial statements.

4. Revise to disclose the basic and diluted EPS calculated in accordance with U.S. GAAP, if materially different than U.K. GAAP.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642, or Angela Crane, Branch Chief, at (202) 551-3554, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with questions regarding our comments on any other part of your filing.


      Sincerely,



      Russell Mancuso
      Branch Chief

cc:	Larry A. Cerutti, Esq.
	Cristy Lomenzo Parker, Esq.
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Carmine T. Oliva
Emrise Corporation
June 22, 2005
Page 3